Exhibit 99.1

IsoTis Q2 2006 Financial Statements
as filed with SWX Swiss Exchange

LAUSANNE, Switzerland, IRVINE, CA, USA, - August 2, 2006

IsoTis S.A.
Consolidated Statements of Operations-Unaudited
US Dollars

	Three Months Ended		Six Months Ended

	30-Jun-06	30-Jun-05	30-Jun-06	30-Jun-05

Revenues
Product sales	$10,788,776	$7,495,931	$20,567,141	$15,303,149
Other revenue	—	38,825	35,816	38,825

Total revenues	10,788,776	7,534,756	20,602,957	15,341,974

Operating expenses
Costs of sales	3,980,292	2,988,246	7,674,120	5,922,259
Research and development	1,894,196	1,320,286	3,608,017	2,436,017
Marketing and selling	4,219,415	2,995,043	8,533,205	5,994,087
General and administrative	2,860,528	2,759,351	5,467,723	5,785,735

Total operating expenses	12,954,431	10,062,926	25,283,065	20,138,098

Loss from operations	(2,165,655)	(2,528,170)	(4,680,108)	(4,796,124)
Interest income	137,402	124,975	278,237	254,548
Interest expense	(25,703)	(70,873)	(56,484)	(124,748)
Foreign exchange (loss) gain	(4,106,757)	5,184,543	(5,509,544)	8,323,484
Other	(6,840)	229,641	(3,919)	231,803

Net income(loss) before taxes	(6,167,553)	2,940,116	(9,971,818)	3,888,963
Provision for income taxes	—	—	—	—

Net income(loss)	$(6,167,553)	$2,940,116	$(9,971,818)	$3,888,963

Basic and diluted net income(loss) per share	$(0.09)	$0.04	$(0.14)	$0.06

Weighted average common shares outstanding
Basic	70,940,455	70,248,226	70,906,992	70,181,120
Diluted	70,940,455	71,849,650	70,906,992	71,782,544

IsoTis SA
 Consolidated Statements of Shareholders’ Equity

	Common Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Equity

	Shares	Amount

Balance at January 1, 2006	70,847,411	50,644,949	106,212,297	12,932,003	(113,828,394)	55,960,855
Net loss	—	—	—	—	(3,804,265)	(3,804,265)
Net unrealized gain on investments	—	—	—	5,214	—	5,214
Foreign currency translation adjustment	—	—	—	1,455,683	(427)	1,455,256
Total comprehensive loss						(2,343,795)
Issuance of ordinary shares	89,392	68,175	29,386	—	—	97,561
Stock-based compensation	—	—	89,669	—	—	89,669

Balance at March 31, 2006	70,936,803	50,713,124	106,331,352	14,392,900	(117,633,086)	53,804,290

Net loss	—	—	—	—	(6,167,553)	(6,167,553)
Net unrealized gain on investments	—	—	—	5,214	—	5,214
Foreign currency translation adjustment	—	—	—	4,192,176	—	4,192,176
Total comprehensive loss						(1,970,163)
Issuance of ordinary shares	3,910	3,150	—	—	—	3,150
Stock-based compensation	—	—	138,135	—	—	138,135

Balance at June 30, 2006	70,940,713	50,716,274	106,469,487	18,590,290	(123,800,639)	51,975,412

IsoTis S.A.
 Consolidated Balance Sheets - Unaudited

	June 30, 2006	December 31, 2005

Assets
Current assets:
Cash and cash equivalents	$11,579,019	$15,714,442
Restricted cash	1,638,831	2,184,063
Trade receivables, net	7,153,018	6,306,518
Inventories	11,164,580	10,020,906
Unbilled receivables	297,649	295,115
Value added tax receivable	158,605	95,505
Prepaid expenses and other current assets	864,013	761,355

Total current assets	32,855,715	35,377,904
Non-current assets:
Restricted cash	1,750,000	2,250,000
Property, plant and equipment, net	1,891,402	1,359,280
Goodwill	16,383,069	16,383,069
Intangible assets, net	12,312,737	13,585,250

Total non-current assets	32,337,208	33,577,599

Total assets	$65,192,923	$68,955,503

Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$3,505,013	$2,910,114
Accrued liabilities	7,026,763	6,680,989
Deferred revenue	130,000	344,719
Current portion of interest-bearing loans and borrowings	1,008,493	1,015,471

Total current liabilities	11,670,269	10,951,293

Non-current liabilities:
Interest-bearing loans and borrowings	1,547,242	2,043,781

Total non-current liabilities	1,547,242	2,043,781

Total shareholders’ equity	51,975,412	55,960,429

Total liabilities and shareholders’ equity	$65,192,923	$68,955,503

IsoTis S.A.
 Consolidated Statements of Cash Flows-Unaudited
 US Dollars

	Six Months Ended

	June 30, 2006	June 30, 2005

Cash flows from operating activities
Net (loss) income from continuing operations	$(9,971,818)	$3,888,963
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	1,669,722	1,317,992
Bad debt expense	191,348	25,663
Gain on sale of assets	(642)	(228,128)
Stock-based compensation expense	251,073	385,862
Foreign currency transaction loss (gain)	5,509,544	(8,323,484)
Change in operating assets and liabilities:
Inventories	(1,019,815)	(22,857)
Trade receivables	(862,124)	(932,587)
Other current assets	(87,752)	1,007,608
Deferred revenue	(217,830)	146,910
Trade and other payables	547,870	(1,997,339)
Restructuring provision	—	(673,197)

Net cash flows used in operating activities	(3,990,424)	(5,404,594)
Cash flows from investing activities
Purchase of property, plant and equipment	(883,073)	(398,477)
Change in restricted cash	1,128,164	1,125,661
Proceeds from sale of property, plant and equipment and assets	—	966,288

Net cash flows provided by (used in) investing activities	245,091	1,693,472
Cash flow from financing activities
Proceeds from issuance of common shares	100,610	591,404
Repayment of interest-bearing loans and borrowings	(507,895)	(3,863,230)

Net cash flows used in financing activities	(407,285)	(3,271,826)
Gain (loss) on cash held in foreign currency	17,195	(372,277)

Net decrease in cash and cash equivalents	(4,135,423)	(7,355,225)
Cash and cash equivalents at the beginning of the period	15,714,442	25,539,602

Cash and cash equivalents at the end of the period	$11,579,019	$18,184,377